UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Invesco Commercial Real Estate Finance Trust, Inc.

(Name of Issuer)

Class E Common Stock, $0.01 per share

(Title of Class of Securities)

(CUSIP Number)

Beth Zayicek

1331 Spring Street NW, Suite 2500

Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

September 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Realty, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Group Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. OppenheimerFunds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Oppenheimer Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Holding Company (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 853,400 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 853,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,400 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)	This amount includes 853,400 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See Item 1 below for more information.

(2)	Based on a total of 853,400 shares issued and outstanding.

Item 1. Security and Issuer

This Schedule 13D relates to the Class E Common Stock, $0.01 per share (the “Class E Common Stock”) of Invesco Commercial Real Estate Finance Trust, Inc., a Maryland Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2001 Ross Avenue, Suite 3400 Dallas, Texas 75201.

Invesco Realty, Inc. (“Invesco Realty”), the record holder of the shares of Class E Common Stock reported herein, is a wholly owned subsidiary of Invesco Advisers, Inc. (“IAI”), which is a wholly owned subsidiary of Invesco Group Services, Inc., which is a wholly owned subsidiary of OppenheimerFunds, Inc., which is a wholly owned subsidiary of Oppenheimer Acquisition Corp., which is a wholly owned subsidiary of Invesco Holding Company (US), Inc., which is a wholly owned subsidiary of Invesco Holding Company Limited and which is a wholly owned subsidiary of Invesco Ltd., the ultimate parent entity.

Item 2. Identity and Background

This Schedule 13D is filed jointly by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization
Invesco Realty, Inc.	1331 Spring Street NW, Suite 2500 Atlanta, Georgia 30309 (“Atlanta Office”)	Performing the functions of, and serving as the shareholder of Invesco Advisers, Inc.	Delaware

Invesco Advisers, Inc.	Atlanta Office	Investment Adviser	Delaware

Invesco Group Services, Inc.	Atlanta Office	Parent of Invesco Advisers, Inc.	Delaware

OppenheimerFunds, Inc.	255 Liberty Street New York, New York 10281	Parent of Invesco Group Services, Inc.	Colorado

Oppenheimer Acquisition Corp.	Atlanta Office	Parent of OppenheimerFunds, Inc.	Delaware

Invesco Holding Company (US), Inc.	Atlanta Office	Parent of Oppenheimer Acquisition Corp.	Delaware

Invesco Holding Company Limited	Atlanta Office	Parent of Invesco Holding Company (US), Inc.	United Kingdom

Invesco Ltd.	Atlanta Office	Investment Management Firm	Bermuda

The agreement among the Related Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each director and executive officer of the Reporting Person are set forth in Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Considerations

As more fully described in Item 6, on September 5, 2023, Invesco Realty purchased 700,000 shares of Class E Common Stock (the “Acquired Shares”) for aggregate consideration of $17,500,00.00. The Acquired Shares were purchased pursuant to the Amended Subscription Agreement (as defined below).

The information set forth on Item 4 and Item 6 regarding the Amended Subscription Agreement is incorporated herein by reference.

The funds for the purchase of such Acquired Shares were obtained from Invesco Realty’s general working capital.

Item 4. Purpose of Transaction

Invesco Realty acquired the Acquired Shares for investment purposes and to avoid triggering any concentration limit imposed by a third party in connection with the distribution or placement of shares of the Issuer. Depending on market and other conditions, the Reporting Person may increase or decrease its beneficial ownership, control or direction over the Acquired Shares of the Issuer through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise, in each case as investment conditions warrant.

Under the Amended Subscription Agreement, Invesco Realty has agreed to purchase an aggregate of $300 million of common shares of the Issuer in one or more closings on or prior to March 23, 2028. As of the filing of this Schedule 13D, Invesco Realty has purchased 853,400 shares of Class E Common Stock, 853,400 shares of Class I common stock of the Issuer, 853,400 shares of Class D common stock of the Issuer and 853,400 shares of Class S common stock of the Issuer for a total value of $85,340,000. The ability of the Issuer to call the additional commitment of Invesco Realty will be determined by the Issuer on a monthly basis.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class E Common Stock of the Issuer are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Class E Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

Invesco Realty is the record holder of the Acquired Shares reported herein. The other Reporting Persons, all of which are parent companies to Invesco Realty, may be deemed to have beneficial ownership of the securities directly held by Invesco Realty.

(c) Except as set forth in this Schedule 13D and as described below, during the past 60 days none of the Reporting Persons has effected any transactions in the Class E Common Stock.

On July 25, 2023, Invesco Realty acquired 153,000 shares of the Class E Common Stock pursuant to the Amended Subscription Agreement for $3,825,000. Such July acquisition occurred prior to the Issuer’s Class E Common Stock becoming effective under Section 12 of the Exchange Act of 1934, as amended.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item 6 summarizes certain provisions of agreements. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Subscription Agreement

Invesco Realty entered into the Invesco Subscription Agreement with the Issuer on March 23, 2023 (the “Subscription Agreement”). Under the Subscription Agreement, as amended by the Second Amendment, Invesco Realty agreed to purchase an aggregate of $150 million of Issuer’s common shares in one or more closings on or prior to March 23, 2028.

On August 11, 2023, Invesco Realty entered into an Amendment to the Subscription Agreement (the “Amendment”). Under the Amendment, Invesco Realty agreed to purchase an additional aggregate of $150 million of shares of any class in one or more closings, as needed to avoid triggering any concentration limit imposed by a third party in connection with its distribution or placement of shares of the Issuer. The availability of the additional commitment of Invesco Realty will be determined by the Issuer on a monthly basis.

Invesco Realty entered into a Second Amendment to the Subscription Agreement, on August 23, 2023 (the “Second Amendment” together with the Subscription Agreement and the Amendment, the “Amended Subscription Agreement”). The Second Amendment added the Class S-1 common shares of the Issuer and each other class of common shares that may be authorized by the Issuer in the future as shares that may be issued in connection with the initial subscription and further provided that the initial subscription may be allocated between or among classes of common shares as determined by the Issuer.

The Advisory Agreement

On May 5, 2023, IAI, a Reporting Person, entered into that certain Amended and Restated Advisory Agreement with the Issuer and Invesco Commercial Real Estate Finance Investments, LP (the “Advisory Agreement”). Pursuant to the Advisory Agreement, the Board of Directors of the Issuer has delegated to IAI the authority to source, evaluate and monitor investments and make decisions related to the origination, acquisition, and management of the Issuer’s portfolio of credit assets.

Under the Advisory Agreement, the Issuer will pay IAI a management fee with respect to the Issuer’s Class S common stock, Class S-1 common stock, Class D common stock and Class I common stock, calculated based on the net asset value of such shares. Further, The Issuer will also pay IAI an annual performance fee equal to 10% of the net income (determined in accordance with U.S. GAAP and subject to prescribed adjustments) with respect to Issuer’s Class S common stock, Class S-1 common stock, Class D common stock and Class I common stock; provided that no performance fee will be payable with respect to any class in any calendar year in which the Issuer’s post a negative total return per share with respect to such class.

Dealer Manager Agreement

IAI entered into that Dealer Management Agreement, by and among, the Issuer, Invesco Distributors, Inc. and IAI as of May 5, 2023 (“Dealer Manager Agreement”). Under the Dealer Manager Agreement, Invesco Distributors, Inc. agreed to, among other things, manage the Issuer’s relationships with third-party broker-dealers engaged by Invesco Distributors, Inc. to participate in the distribution of the Issuer’s common stock. Invesco Distributors, Inc. also coordinates the Issuer’s marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the Issuer’s offering, investment strategies, material aspects of operations and subscription procedures.

Compensation

The Issuer or IAI may pay directly, or reimburse, Invesco Distributors, Inc. for any organization and offering expenses.

Upfront Selling Commissions and Dealer Manager Fees

Class S, Class S-1 and Class D Shares of the Issuer. Subject to any discounts, Invesco Distributors, Inc. is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each share of the Issuer’s Class S common stock sold (including such Class S-1 Shares of common stock). Subject to any discounts, Invesco Distributors, Inc. may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each share of the Issuer’s Class D common stock sold. No upfront dealer manager fees will be paid with respect to the sale of the Issuer’s Class S Common Stock, Class S-1 common stock or Class D common stock. Invesco Distributors, Inc. anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers.

Class I Shares and Class E Shares. No upfront selling commissions or dealer manager fees will be paid with respect to shares of the Issuer’s Class I common stock or Class E Common Stock.

No upfront selling commissions or dealer manager fees will be paid with respect to shares of any class sold pursuant to the Issuer’s distribution reinvestment plan.

Stockholder Servicing Fees—Class S, Class S-1 and Class D Shares

The following table shows the stockholder servicing fees the Issuer pays to Invesco Distributors, Inc. on an annualized basis as a percentage of NAV for such class. The stockholder servicing fees will be paid monthly in arrears:

Stockholder Servicing Fee as a % of NAV
Class S Shares	0.85%
Class S-1 Share	0.85%
Class D Shares	0.25%
Class I Shares	None
Class E Shares	None

The Issuer will cease paying the stockholder servicing fee when, with respect to any holder of the Issuer’s Class S common stock or Class D common stock, an aggregate amount of selling commissions and stockholder servicing fees paid with respect to the shares held by such stockholder is equal to 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under the Issuer’s distribution reinvestment plan upon the reinvestment of distributions paid with respect thereto or with respect to any shares issued under the Issuer’s distribution reinvestment plan directly or indirectly attributable to such shares) (the “Servicing Fee Limit”). At the end of such month, such Class S common stock or Class D common stock of the Issuer (including any fractional shares) will convert into a number of Class I common stock of the Issuer, each with an equivalent aggregate NAV as such share. For the avoidance of doubt, such Servicing Fee Limit does not apply to those shares of Class S-1 common stock of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Subscription Agreement, by and between, Invesco Realty, Inc. and the Issuer, dated as of March 23, 2023 (incorporated by reference to Exhibit 10.6 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.2	Amendment to that Subscription Agreement, by and between, Invesco Realty, Inc. and the Issuer, dated as of August 11, 2023 (incorporated by reference to Exhibit 10.7 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.3	Amendment No. 2 to that Subscription Agreement, by and between, Invesco Realty, Inc. and the Issuer, dated as of August 23, 2023 (incorporated by reference to Exhibit 10.8 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.4	Amended and Restated Advisory Agreement, by and among, the Issuer, Invesco Commercial Real Estate Finance Investments, LP and Invesco Advisers, Inc., dated as of May 5, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.5	Amendment No. 1 to Amended and Restated Advisory Agreement, by and among the Issuer, Invesco Commercial Real Estate Finance Investments, LP and Invesco Advisers, Inc., dated as of August 23, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.6	Dealer Management Agreement, by and among, the Issuer, Invesco Distributors, Inc. and Invesco Advisers, Inc., dated as of May 5, 2023 (incorporated by reference to Exhibit 10.4 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.7	Joint Filing Agreement, dated as of September 15, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2023

Invesco Realty, Inc	/s/ Chris Fischer
Chris Fischer, Attorney in Fact*

Invesco Advisers, Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact*

Invesco Group Services, Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

OppenheimerFunds, Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

Oppenheimer Acquisition Corp.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

Invesco Holding Company (US), Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

Invesco Holding Company Limited	/s/ Chris Fischer
Chris Fischer, Attorney in Fact*

Invesco Ltd.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

*	Pursuant to a power of attorney which is incorporated herein by reference to Exhibits 24.1, 24.2 and 24.3 to the Form 3 filed by the Reporting Persons on September 7, 2023.

**	Pursuant to a power of attorney which is incorporated herein by reference to exhibits to the Form 3 filed by the Reporting Persons on September 15, 2023.

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America except as otherwise indicated. Except as otherwise indicated, the business address of each director and officer is that of the employing Reporting Person.

Invesco Realty, Inc.

Name	Position
Dennis, R. Scott	Director, President and Chief Executive Officer
Vacheron, Terry Gibson	Director
Wong, Tony	Director and Chairman
Crouch, Bert	Executive Vice President
Jr., R. Lee Phegley,	Treasurer

Invesco Ltd.

Name	Position	Citizenship
Beshar, Sarah	Non-executive Director	Dual Citizen of Australia
Finke, Thomas	Non-executive Director	--
Gibbons, Thomas P.	Non-Executive Director	--
Glavin, William	Non-Executive Director	--
Johnson, Elizabeth S.	Non-Executive Director	--
Schlossberg, Andrew R.	Executive Director, President and Chief Executive Officer	--
Sheinwald, Sir Nigel	Non-Executive Director	--
Tolliver, Paula	Non-Executive Director	--
Wagoner, G. Richard	Non-Executive Director	--
Womack, Christopher C.	Non-Executive Director	--
Wood, Phoebe A.	Non-Executive Director	--
Butcher, Stephanie Claire	Senior Managing Director and Co-Head of Investments	United Kingdom
Dukes, Laura Allison	Senior Managing Director and Chief Financial Officer	--
Giuliano, Mark	Senior Managing Director and Chief Administrative Officer	--
Krevitt, Jennifer	Senior Managing Director and Chief Human Resources Officer	--
Kupor, Jeffrey H.	Senior Managing Director and General Counsel	--
Lo, Andrew Tak Shing	Senior Managing Director and Head of Asia Pacific	Hong Kong
Sharp, Douglas	Senior Managing Director and Head of Americas and EMEA	Dual Citizen of Canada
Wong, Tony	Senior Managing Director	--